UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes to the Company’s Board of Directors

Effective as of August 10, 2022, Mr. Kevin Stein (“Mr. Stein”) has been appointed by Pagaya Technologies Ltd.’s board of directors (the “Board”) to serve as an independent director of the Company to fill the vacancy created by the resignation of Emanuel J. Friedman (“Mr. Friedman”), effective the same day.  The appointment of Mr. Stein, the former CEO of EJF Acquisition Corp. (“EJFA”), was recommended by the Nominating and Corporate Governance Committee of the Company, as well as Mr. Friedman, the former Chairperson of EJFA.  The Board has determined that Mr. Stein satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules.

Mr. Friedman, age 76, advised that his resignation is due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.  In his resignation letter to the Company, Mr. Friedman wrote:

I have for personal reasons made the decision to resign effective August 10, 2022 from the Board of Pagaya Technologies Ltd.  The obligations are challenging to fulfill due to personal circumstances.  To succeed me on the Board for the remainder of my term, I would recommend Kevin Stein, previous chief executive officer of EJFA.  This recommendation stems from his public company experience, experience in the finance industry, strong relationships with management and understanding of the company.  I have high regard and respect for you and the management team and wish you every success in the future.

Mr. Stein, age 60, currently serves on the boards of Dime Community Bancshares, Inc. (Nasdaq: DCOM), where he serves as Audit Committee Chairman, and Ocwen Financial Corp. (NYSE: OCN), where he serves as Risk and Compliance Committee Chairman.  He was previously Chief Executive Officer and a director of EJFA and a Senior Managing Director of EJF Capital LLC until June 2022. Prior to joining EJF Capital, Mr. Stein served as Chief Executive Officer of Resolution Analytica Corp., a buyer of commercial judgments, since co-founding the business in 2017 with KCK US, Inc., a family-controlled private equity firm. Mr. Stein was previously a Managing Director in the Financial Institutions Group of Barclays until 2016.  Prior to joining Barclays in 2011, Mr. Stein served as a Partner and Depositories Group Head at FBR & Co., as an executive of GreenPoint Financial Corporation, a bank holding company, and as an Associate Director of the Federal Deposit Insurance Corporation. Mr. Stein also served as a director of PHH  Corporation from June 2017 until its acquisition by Ocwen in October 2018.  Mr. Stein is  Audit Committee Chairman and has served since 1996 as a Director of Bedford Stuyvesant Restoration Corporation. Mr. Stein received his undergraduate degree from Syracuse University and his Master of Business Administration from Carnegie Mellon University.

There are no family relationships between Mr. Stein and any director or executive officer of the Company.  There are no related party transactions between the Company and Mr. Stein disclosable under Item 404 of Regulation S-K.  To the best of the Company’s knowledge, there is no understanding or arrangement between Mr. Stein and any other person pursuant to which he was appointed as an independent director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

By:	/s/ Gal Krubiner
Name:	Gal Krubiner
Title:	Chief Executive Officer

Date: August 11, 2022